Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2007	2006	2005	2004	2003
Earnings as defined:
Pretax income from continuing operations	$431,251	$323,159	$281,657	$290,861	$316,144
Add: Fixed charges	311,377	264,672	263,516	266,231	270,051
Earnings as defined	$742,628	$587,831	$545,173	$557,092	$586,195
Fixed charges:
Interest charges	$180,230	$137,493	$144,835	$157,447	$160,914
Interest charges on life insurance policy borrowings	105,396	117,536	107,610	98,094	89,351
Interest component of leases	25,751	9,643	11,071	10,690	12,414
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	7,372
Total fixed charges	$311,377	$264,672	$263,516	$266,231	$270,051
Ratio of earnings to fixed charges	2.4	2.2	2.1	2.1	2.2